CONTACT:
MEDIA: Janet Ko
 (416) 213-4167 janet.ko@mdsinc.com

INVESTORS: Kim Lee
                 (416) 213-4721 kim.lee@mdsinc.com

For Immediate Release:

MDS Provides Update on Fiscal 2008 Performance
Plans Non-Cash Write-Down
 for MAPLE Asset and MDS Pharma Services Goodwill

TORONTO, Canada, December 10, 2008 – MDS Inc. (TSX: MDS; NYSE: MDZ), a leading provider of products and services to the global life-sciences markets, today provided an update for fiscal 2008 performance.

Based on preliminary information, MDS expects to report year-end fiscal 2008 net revenue in the range of $1,210 million to $1,220 million and adjusted EBITDA in the range of $148 million to $154 million. MDS’s fiscal 2008 net revenue guidance range was $1,230 million to $1,250 million and its adjusted EBITDA guidance range was $160 million to $170 million. The change in forecasted performance is due primarily to foreign exchange fluctuations, which include an embedded derivative charge, and soft demand in some segments of the Company’s North American customer base.

MDS also announced that it will incur a non-cash after-tax charge of approximately $260 million to write off the net book value of its MAPLE nuclear-reactor project asset. The Company also expects to take a non-cash write-down of MDS Pharma Services goodwill in the range of $270 million to $370 million, as a result of the decline in overall contract research organization stock market valuations, current economic uncertainty and the delay in profit recovery.  These non-cash charges will result in a net loss below the Company’s 2008 guidance range.

As a result of these non-cash charges, certain debt covenants will restrict MDS from repurchasing shares for the foreseeable future.

“These two write-downs will have no impact on our cash position and our day-to-day operations at MDS Nordion and MDS Pharma Services,” said Stephen P. DeFalco, President and Chief Executive Officer, MDS Inc. “With respect to the MAPLE asset, we have determined that we are required to take a full write-down for MAPLE under applicable accounting rules, given the difficulty of projecting a specific outcome for any dispute of this nature.  We continue to believe we have a strong case against AECL and the Government of Canada relating to the MAPLE agreement.”

Fourth Quarter 2008 Financial Results - Conference-Call Details
MDS will provide additional details on this announcement in conjunction with the Company’s release of its 2008 fourth-quarter financial results on Wednesday, December 17, 2008.
MDS will host a conference call for analysts to discuss fourth quarter and fiscal 2008 results on Wednesday, December 17, 2008 at 9:30 a.m. EST with Stephen P. DeFalco, President and Chief Executive Officer and Douglas Prince, Executive Vice-President, Finance and Chief Financial Officer. Interested parties may access the live Webcast of the conference call from the MDS website at www.mdsinc.com.  Following the call, an audio archive and the presentation slides will be available on the Website in the “For Investors” section under "Webcasts & Presentations”.

Caution Concerning Forward-Looking Statements
This document contains forward-looking statements. Some forward-looking statements may be identified by words like “expects”, “anticipates”, “plans”, “intends”, “indicates”, or similar expressions. The statements are not a guarantee of future performance and are inherently subject to risks and uncertainties. MDS’s actual results could differ materially from those expressed in the forward-looking statements due to these risks and a number of other factors, including, but not limited to, successful implementation of structural changes, including restructuring plans and acquisitions, technical or manufacturing or distribution issues, the competitive environment for MDS’s products and services, the degree of market penetration of its products and services, the ability to secure a reliable supply of raw materials, the impact of our clients’ exercising rights to cancel certain contracts, the strength of the Canadian and U.S. economies, the impact of the movement of the U.S. dollar relative to other currencies, particularly the Canadian dollar and the euro, uncertainties associated with critical accounting assumptions and estimates, and other factors set forth in reports and other documents filed by MDS with Canadian and U.S. securities regulatory authorities from time to time, including MDS’s quarterly and annual MD&A, annual information form, and annual report on Form 40-F for the fiscal year ended October 31, 2007 filed with the Securities & Exchange Commission.

Use of Non-GAAP Financial Measures
The use of non-GAAP measures including terms such as net revenue, adjusted EBITDA, adjusted EPS, new orders and backlog are used to explain the operating performance of the Company. These terms are not defined by GAAP and MDS's use may vary from that of other companies. MDS uses certain non-GAAP measures so that investors and analysts have a better understanding of the significant events and transactions that have had an impact on results or may have an impact on MDS's financial outlook. MDS provides a description of these non-GAAP measures and a reconciliation of these non-GAAP measures for 2007 actual results to GAAP financial results in the MD&A of its 2007 annual report.

About MDS Inc.
MDS Inc. (TSX: MDS; NYSE: MDZ) is a global life-sciences company that provides market-leading products and services that our customers need for the development of drugs and diagnosis and treatment of disease. We are a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments. MDS has more than 5,500 highly skilled people in 29 countries. Find out more at www.mdsinc.com or by calling 1-888-MDS-7222, 24 hours a day.

SOURCE: MDS Inc.